# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/22/2025
Amends the filing with accession number 0001398344-16-022328
Filed by CIK 0001413260
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Erik M. Herzfeld, et al. (CIK 0001413260): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 593,529; shared voting power 5,663,425; sole dispositive power 593,529; shared dispositive power 5,663,425; aggregate amount beneficially owned 6,256,954 (38.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 6,256,954 shares representing 38.95% of the 16,063,219 shares outstanding as reported by the issuer as of December 22, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 593,529 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 5,663,425 shares of common stock.
Transactions in the class effected during the past sixty days: On December 15, 2025 through open market transactions, the Advisory clients sold 16,679 shares at $2.5709. On December 16, 2025 through open market transactions, the Advisory clients sold 2,818 shares at $ 2.5732. On December 17, 2025 through open market transactions, the Advisory clients sold 4,260 shares at $2.58. On December 18, 2025 through open market transactions, the Advisory clients sold 111,355 shares at $2.61. On December 22, 2025 through open market transactions, the Advisory clients sold 22,367 share at $ 2.5804. On December 23, 2025 through open market transactions, the Advisory clients sold 33,496 share at $ 2.5853.

## Signatures
- Erik M. Herzfeld, et al.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (12/29/2025)